

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 10, 2008

Mr. Richard T. O'Brien
President and Chief Executive Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

> **Re: Newmont Mining Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Response letter dated September 3, 2008**
> **File No. 1-31240**

Dear Mr. O'Brien:

We have reviewed your filings and response letter dated September 3, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 42

1.   Your response to comment number one from our letter dated August 22, 2008 explains that as a result of using the revised VBPP definition, an additional Exploration Segment tangible asset of $700 million related to blue sky exploration potential was included in step two of the goodwill impairment analysis. Please confirm for us that the additional VBPP included in the Exploration Segment relates to a component of an acquired interest in a potential mineral deposit or acquired right to explore or extract a potential mineral deposit. If true, also confirm that such acquired interest in a potential mineral deposit or acquired right to explore or extract a potential mineral deposit has not previously been allocated to the mine reporting units, or another reporting unit.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief